

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

James I. Freeman
Chief Financial Officer
Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201

> **Re:** **Dillard's, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2010**
> **Filed March 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 16, 2010**
> **File No. 001-06140**

Dear Mr. Freeman:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: Steven K. Nelson
Chris Johnson